Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: July 29, 2021

Exclusive Interview With Solid Power CEO: Doug Campbell

Jul. 29, 2021 10:00 AM ET Decarbonization Plus Acquisition Corporation III (DCRC) DCRCUDCRCW2 Comments1 Like

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Contributor Since 2017

I tend to focus on long-term stock ideas, oftentimes rooted in tech or EVs. I have been a casual investor for years with solid returns and want to share what I have learned with others who may find value in my thoughts.

Summary

•	The different perspectives offered by both Doug Campbell and Robert Tichio provide both an in-depth understanding of the company and an investor’s analytical considerations.

•	The decision to fetch a fair valuation was a conscious one, landing them below QuantumScape.

•	DCRC, due to its incredibly impressive, demonstrated technology and intelligent business model, is one of my favorite future picks in the sector.

•	This idea was discussed in more depth with members of my private investing community, The EV Supply Chain. Learn More »

3alexd/E+ via Getty Imageshttps://soundcloud.com/long-term-tips/doug-campbell-interview-2 I recently had the pleasure to sit down with Solid Power’s CEO, Doug Campbell, to discuss the future aspirations of the company. The interview builds upon previous analysis I did on the company and its planned operations a bit over a month ago. I would recommend reading that piece first, if you haven’t already, so that you have substantial background knowledge of the firm. I would also recommend reading this previous analysis of the solid-state field as a whole. Solid Power is currently planning to go public via special purpose acquisition company, Decarbonization Plus Acquisition Corp. III (DCRC). Also in the call was Robert Tichio, Chairman of DCRC and Managing Director at Riverstone Holdings (OTC:REVSF) (which invested $20 million in the company’s PIPE transactions), who offered a unique perspective on the company from the point of view of the sponsor. This article will be a summarization of my key takeaways from the discussion, though I recommend listening to the discussion to get the full picture.

Valuation Discussion

One of the most persistent questions I receive on Solid Power is the question of why QuantumScape (QS) has achieved a far greater valuation than Solid Power, even though the two companies appear to be on a similar developmental level. From my analysis, I’d say that Solid Power is the more advanced of the two. For reference, QuantumScape is valued at ~$8.6 billion at the time of writing while Solid Power has an equity value of ~$1.8 billion.

Both Mr. Campbell and Mr. Tichio yielded their thoughts on the matter, with Mr. Tichio speaking first. Mr. Tichio began by saying that this, rather popular, comparison to QuantumScape is not one that they shy away from as they believe it yields a favorable outlook for Solid Power. He then went on to clarify that “It is not [Riverstone’s] view, at all, that Solid Power is worth less than QuantumScape. It is absolutely our view that we are presenting investors with, what we think is, a remarkable opportunity at a relative valuation point that we think closes, if not fairly quickly, certainly in a relatively brief period of time and that’s the case for support from investors.”

Mr. Tichio went on to say that he commends the leadership teams from both parties for not taking advantage of a market that, currently, seems to be breeding overpriced entries to the public markets — especially in a sector as hot as EVs. Essentially, Mr. Tichio’s explanation was that the leaders of the merger wanted to protect value growth for investors by presenting a more fair valuation than other, more opportunistic, firms sought. This approach is mutually beneficial for, both, management and the investor community as it allows for a greater ceiling for growth than a more aggressive valuation would’ve earned. Now, if Mr. Tichio is correct about the valuation gap between Solid Power and QuantumScape closing in the somewhat near future, that would correlate to some pretty impressive growth by the former. Although, I suspect there are also expectations by Mr. Tichio to see a fair correction in QuantumScape’s current value.

Mr. Tichio’s perspective of an investor, also working on behalf of a large client base of investors, seems to have carried some weight in fetching a fair valuation for Solid Power that builds in some growth for its investors. Mr. Campbell jumped in to add that the two businesses, Solid Power and QuantumScape, also plan to operate with different business models as QuantumScape endeavors to be a cell producer, while Solid Power sees themselves as more of a materials supplier. It’s interesting to hear the explanation of those actually tasked with assigning a valuation to the company discussing this topic. While the discussion of cash will resurface again a bit later, it seems to me that QuantumScape felt more inclined to raise as much money as possible to fund their more capital-intensive business plans, while Solid Power was able to prioritize value growth as their capital requirements weren’t as severe.

Development Work

Mr. Campbell seemed rather dismissive of plans, such as those from Volkswagen, to eliminate cobalt from cathodes in the next few years. Even still, he noted that the company’s decision to prioritize NMC 811 cathodes was merely a reflection of industry norms, rather than an effort to meet the company’s own performance goals, implying that such a switch, whenever it may be necessary, shouldn’t be much of a challenge.

On the opposite side of the battery, the company’s anode construction has also been an area of focus. Rather than a lithium-metal anode, Solid Power plans to make its 2026 market debut with a high-silicon anode. Silicon is currently used as an anode additive material to improve energy density, though usually not much more than 5% of the total anode material is silicon. In the case of Solid Power’s high-silicon anode, over half of the anode’s mass will be silicon. While this will offer a substantial improvement in energy density over existing anode materials, the ultimate goal remains a lithium-metal anode due to the higher ceiling it offers in terms of energy density. A high-silicon anode was pursued only in favor of reaching commercialization at an earlier date. High-silicon cells will begin manufacturing at the company’s pilot facility by the end of this year, being used in the upcoming, EV scale, 100Ah cells slated for production next year as well.

Source: Solid Power

Now, just because the company is diverting attention away from the lithium metal anode doesn’t mean that it will impact the latter’s introduction to the market. The lithium metal anode is expected to begin commercialization 18-24 months after the high-silicon anode as the company continues to hone its chemistry. When asked about the applicability of lessons learned from high-silicon development, Mr. Campbell replied that it’s part of the beauty of their development. Because both are slurry-based processes, much of the work done with the two is the same and much of what they learn from one is applicable to the other. So, in essence, high-silicon cells are simply another way to pursue the ultimate goal of lithium-metal cells.

On the production side of things, Solid Power is nearing full autonomy. Mr. Campbell estimated that between 80-85% of the production process is currently automated, though full autonomy is expected next year. This level of autonomy will be targeted for the introduction of the company’s 100Ah cells. All that remains to reach full automation, is tab integration and pouch sealing. Tab integration is the connecting of the electrode to the current collectors, usually via welding, while pouch sealing is fairly self-explanatory and involves the sealing of the battery pouch. Mr. Campbell went on to explain that the only reason that both previously mentioned steps are not yet automated is that they are of relatively little importance. Essentially, there was never much concern over these steps so they were left until the end where off-the-shelf processes will easily be able to fill these production gaps.

Full automation, obviously, is a rather important component of achieving low costs. The full automation of today’s lithium-ion assembly is the reason why battery materials continue to be the most dominant factor of a battery’s manufacturing cost. With this, the company expects to reach costs of $85/kWh at the cell level with their high-silicon cells. It is worth noting, however, that this is also contingent upon reaching high volume production, north of 10GWh. For reference, the company expects 6GWh of cell production during its first year of production in 2026, rising to 50 GWh the following year.

Electrolyte Manufacturing and Chemistry

This is a part of the company’s business that I believe often goes overlooked due to the attention-grabbing “solid-state battery developer” headline that the company often achieves. As noted by the image below, Solid Power expects electrolyte revenues to dramatically outpace cell revenues in the near future. This is a gap that, according to Mr. Campbell, should only expand with time. Solid Power’s endgame, essentially, is to become the industry leader in solid electrolyte manufacturing, supplying companies that may even be their rivals in the cell space. With companies, like Samsung SDI (OTCPK:SSDIY), pouring billions of dollars into solid-state battery research, it is incredibly likely that the top names will ultimately continue to dominate. However, by acting as their supplier as well, Solid Power has dramatically lessened the inherent risk of competing against multi-billion dollar companies.

Source: Solid Power

Within the solid electrolyte space, there are three major approaches. There’s the sulfide-based electrolyte that Solid Power, and others, are pursuing, as well as the polymer and oxide-based electrolytes from companies like Ionic Materials and QuantumScape respectively. As I discussed in my earlier analysis of Solid Power, the company has designed its battery from the ground up with a prioritization of manufacturability. This manufacturability has played a big role in the adoption of a sulfide-based electrolyte, ensuring that production would remain compatible with industry-standard roll-to-roll processes.

Because Solid Power aims to work with tier-one battery producers, like Samsung SDI and CATL, it is important that they enable a smooth transition from standard lithium-ion manufacturing to solid-state without the need to completely retool the facilities. It also ensures that companies are largely familiar with the manufacturing process and scaling should be less of a challenge. According to Doug Campbell, sulfide-based electrolytes are the only solid electrolytes capable of being manufactured via roll-to-roll in a high throughput.

Now, the company’s electrolyte material, in the words of Mr. Campbell, isn’t breaking any records with its ionic conductivity, but he argues that ionic conductivity is only important up to a certain threshold. In an email I sent after the interview was concluded, Solid Power confirmed that manufacturability is what the company views as their electrolyte’s greatest overall strength, while high ionic conductivity is the greatest technical advantage of the compound family. These advantages hope to make the pursuant of, what might be a more challenging electrolyte to develop, well worth it. Essentially, Solid Power’s electrolyte is perhaps a bit more challenging to develop but the rewards are fairly substantial. Of course, this is only true if the company is ultimately able to overcome these steeper challenges.

Cash Position

Upon the completion of the merger with DCRC, Solid Power will have ~$599 million in cash. The company doesn’t expect to generate positive cash flow until 2027, racking up a cumulative ~$409 million in expenditures until then. This puts the company in a fairly strong cash position, though, with still so much time until commercialization, nothing is guaranteed. As Mr. Campbell said, one of the only guarantees with such a long horizon is that some things will not go as planned. Mr. Tichio added that there was heavy internal motivation to bring the company to market as a fully-funded company, stating that it was the objective of the merger to accomplish such securities. So, while these projections involve a fairly far-off horizon, there is solid confidence in the company’s ability to reach commercialization without needing to raise any more cash.

Recently, the United States released a review of four critical supply chains. EVs were included in that review and, as such, domestic operators in the field should now be privy to greater federal support. This support can come in the form of research grants and low-interest loans, but it may also come in the form of less regulatory pressure and operational support with joint research efforts. No matter what form this support comes in, Mr. Campbell expects to benefit.

Why DCRC Chose Solid Power

This is a topic that seems rather important, but it is unfortunately rare to hear SPAC sponsors candidly discuss their reasoning for choosing a given company. Fortunately, Mr. Tichio was more than happy to provide the sponsor, and even PIPE, perspective for choosing Solid Power. Mr. Tichio gave a brief history of Riverstone’s work with McKinsey & Company to determine potential sectors that would require large capital investments moving forward in order to meet climate goals. The two firms determined that ~$6 trillion per year by 2030 would need to be invested into such endeavors, up to $1 trillion of which would need to be invested in mobility.

According to a report from McKinsey, investors have poured a cumulative $330 billion towards mobility companies since 2010. $62 billion of this $330 billion has gone directly towards EVs. Furthermore, only 7% of this cumulative $330 billion has come from traditional automotive companies. Such an increase in investments for the industry is all but guaranteed to materialize especially positively for emerging companies within the space, including, but not limited to, Solid Power. This is a tremendous amount of invested capital expected to enter the EV sector as a whole through the coming decade and growth should reflect such figures.

Getting back to Mr. Tichio, and his relationship to Riverstone and DCRC, the sponsor’s Chairman went on to discuss how he, and others at Riverstone, identified Solid Power early on as a potential leader in an emerging field within the industry. Batteries are, unsurprisingly, the focus of the vast majority of funding going into automotive electrification as they tend to be the single greatest limiting factor for broader customer adoption. This, therefore, led Riverstone to look towards the solid-state sector early on to monitor its progress. DCRC went through a stringent process in its vetting of Solid Power, committing over 1,600 hours to analyze the company’s technology and commercialization plans.

Investor Takeaway

Look, there is some unavoidable bias that comes with a presentation of facts and opinions by a company’s CEO and a leading investor. I think that’s plain to see. However, looking past this bias, I believe it’s also clear to see that Solid Power presents a very compelling investment story with a strong commercialization plan and a clear prioritization of compatibility that demonstrates a deep understanding of the industry. Just because a technology is disruptive, doesn’t mean it has to completely disrupt a company’s operations in order to be implemented.

I’ve talked about this a bit more with my community over at The EV Supply Chain, but the value proposition that DCRC offers with Solid Power, especially at its current price, is hard to beat. While SPACs tend to breed volatility in the phases leading up to the official business combination and weeks after, the current price of DCRC below the $10 strike price offers risk only in the form of, potentially, wasted asset allocation. For the next few weeks, I would expect the price of DCRC to remain relatively flat as investors weigh the pros and cons of potentially jumping on board a roller-coaster. I would also expect some of the standard post-merger volatility of SPACs. Regardless of if you’d like to wait for the merger to be official to try and avoid any of this potential volatility, keep Solid Power on your radar.

If you enjoyed this interview and the accompanying analysis, consider a risk-free, two-week free trial to The EV Supply Chain. Subscribers gain access to exclusive research, a model portfolio, educational content, and direct access to myself to help them beat the market by investing in a sector on the rise. With EVs positioning themselves as the vehicles of the future, huge growth is expected in the sector. Suppliers have the most to gain, as battery metals look likely to enter a shortage, sending prices soaring, and battery producers see ~5.5x growth in demand for their products from now until 2025.

Important Information and Where to Find It

In connection with the proposed business combination, Decarbonization Plus Acquisition Corporation III (“DCRC”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this filing.

Participants in the Solicitation

DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.